                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                         BEASLEY BROADCAST GROUP, INC.
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                                (Name of Issuer)
                Class A Common Stock, par value $0.001 per share
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                        (Title of Class of Securities)

                                   074014101
                                --------------
                                (CUSIP Number)

                         3033 Riviera Drive, Suite 200
                               Naples, FL  34103
                                 (941) 263-5000

                                with a copy to:

                                 John D. Watson
                                Latham & Watkins
                          1001 Pennsylvania Ave., N.W.
                                   Suite 1300
                             Washington, D.C. 20004
                                 (202) 637-2200
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 31, 2000
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper fomrat shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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===============================================================================

                                 SCHEDULE 13D
CUSIP NO.  074014101
         -----------------

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      George G. Beasley
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          14,015,985(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          14,015,985(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,015,985
11


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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [X]
12
      (See Instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      65.9%(2)
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      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
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(1) Includes 12,337,486 shares of Class B Common Stock, which are convertible into Class A Common Stock on a one-for-one basis; options to purchase 162,500 shares of Class A Common Stock and 1,514,599 shares of Class B Common Stock held by the George G. Beasley Grantor Retained Annuity Trust, dated November 16, 1999, which are convertible into Class A Common Stock on a one-for-one basis.

(2) Percentage calculated based on 7,252,068 shares of Class A Common Stock outstanding.

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Item 1.    Security and Issuer.

     This statement relates to the Class A Common Stock, $.001 par value per share of the Beasley Broadcast Group, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 3033 Riviera Drive, Suite 200; Naples, Florida 34103.

Item 2.    Identity and Background.

     (a) This statement is filed by George G. Beasley (the "Reporting Person").

     (b) The principal business office of the Reporting Person is 3033 Riviera Drive, Suite 200; Naples, Florida 34103.

     (c) The Reporting Person is Chairman and CEO of the Issuer. The Issuer, a radio broadcasting company, is located at 3033 Riviera Drive, Suite 200, Naples Florida 34103.

     (d) and (e) During the last five years, the Reporting has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is not or was not, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

     On February 11, 2000, the Issuer offered and sold 6,850,000 shares of Class A common stock to the public. In connection with its initial public offering, it effected a corporate reorganization. Before the reorganization, the Issuer was comprised of a series of subchapter S corporations, a general partnership and a series of limited partnerships and limited liability companies.
Subchapter S Corporations and partnerships are flow-through entities for federal and some state and local income tax purposes. As a result, the Issuer's combined net income for federal and some state and local income tax purposes had been reported by and taxed directly to the equity holders of these entities, rather than to it. In connection with the initial public offering, the Issuer's subchapter S corporation status of these entities terminated, and it became subject to federal and applicable state and local corporate income tax as a subchapter C corporation.

     After the reorganization, the various entities comprising the Issuer's business became indirect, wholly-owned subsidiaries of the Issuer. To effect this corporate reorganization, the Reporting Person contributed his equity interests in those entities to the Issuer in exchange for a total of 13,850,085 shares of Class B the Issuer.

     In connection with his employment with the Issuer, the Reporting Person was granted options to purchase shares of Class A Common Stock, of which 162,500 shares are exercisable within the next 60 days.

     Additionally, the Reporting Person purchased 1,400 shares of Class A Common Stock of the Issuer in the open market using his personal funds.

Item 4.    Purpose of Transaction.

     As stated in response to Item 3, the Issuer effected a corporate reorganization through which the Reporting Person came to own 13,850,085 shares of Class B Common Stock of the Issuer. In connection with his employment by the Issuer, the Reporting Person was granted options to purchase shares of Class A Common Stock, of which 162,500 shares are exercisable within the next 60 days. Additionally, the Reporting Person purchased 1,400 shares of Class A Common Stock of the Issuer for his personal portfolio. Although he has no specific plans, from time to time, the Reporting Person may purchase additional securities.

Item 5.    Interest in Securities of the Issuer.

     (a) The Reporting beneficially owns 14,015,985 shares, or 65.9%, of Class A Common Stock. The number of shares beneficially owns includes 12,337,486 shares of Class B Common Stock, which is convertible into Class A Common Stock on a one-for-one basis; 1,514,599 shares of Class B Common Stock, which is convertible into shares of Class A Common Stock on a one-for-one basis, held by the George G. Beasley Grantor Trust; and options to acquire 162,500 shares of Class A Common Stock. This amount does not include 39,835 owned by the Reporting Person's spouse and 13,000 held by the Reporting Person for the benefit of his grandchildren, all of which the Reporting Person disclaims beneficial ownership of. The percentage of ownership is calculated using 7,252,068 Class A Common Stock outstanding.

     (b) The Reporting Person has the sole power to vote or to direct the vote of all shares of Common Stock covered by this Schedule 13D.

     (c) The Reporting Persons has made the following purchase in the past 60 days:

     In November 2000, the Reporting Person purchased 13,000 shares of Class A Common Stock on the open market for the benefit of his grandchildren as follows:

                                Number of
             Date                 shares        Price
             ----               ---------       -----
           11/10/00               1,000         $8.63
           11/17/00               1,000          8.13
           11/20/00               1,500          7.88
           11/20/00               1,000          7.84
           11/20/00                 600          7.75
           11/20/00               2,900          7.69
           11/21/00               1,000          8.13
           11/21/00               1,000          7.94
           11/21/00               2,000          7.88
           11/28/00               1,000          8.44

     The Reporting Person disclaims beneficial ownership of these shares.

     (d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock covered by this Schedule 13D.
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     (e) Nothing to Report.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     Nothing to Report.

Item 7.    Material to be Filed as Exhibits.


     Exhibit 1. Beasley Broadcast Group Contribution Agreement, dated as of November 23, 1999 between Beasley Broadcast group, Inc., George
                 G. Beasley, Bruce G. Beasley, Brian E. Beasley, B. Caroline Beasley, Bradley C. Beasley, Robert E. Beasley, Shirley W. Beasley, J. Daniel Highsmith, Reed Miami Holdings, Inc., Beasley FM Acquisition Corp. and affiliated entities (incorporated by reference to Exhibit 10.8 to the Beasley Broadcast Group Form S-1 Registration Statement No. 333-91683, originally filed on November 22, 1999).
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 By:   /s/ George G. Beasley
                                       ------------------------
                                       Name:  George G. Bealsey

Dated:  February 14, 2001